Exhibit 2.2

DESCRIPTION OF THE RIGHTS OF EACH CLASS OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2019.

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.2 is a part, Centogene N.V. (the “Company”, “we”, “us” or “our”) has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s registered common shares.

The following description of our common shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of association, which are incorporated by reference as an exhibit to this Annual Report on Form 20-F of which this Exhibit 2.2 is a part.

As of April 23, 2020, our authorized share capital was €9,480,000, consisting of 79,000,000 common shares, par value €0.12 per share, of which we had 19,861,340 common shares outstanding.

Common Shares

The following summarizes the main rights of holders of our common shares:

•            each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of managing directors and supervisory directors;

•            there are no cumulative voting rights;

•            the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any;

•            upon our liquidation, dissolution or winding-up, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

•            the holders of common shares have preemptive rights in case of share issuances or the grant or rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and our articles of association.

The Company may not make calls on shareholders in excess of the aggregate nominal value of the shares a shareholder has subscribed for.

Limitations on the Rights to Own Securities

Our common shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. Our articles of association contain no limitation on the rights to own our shares and no limitation on the rights of nonresidents of the Netherlands or foreign shareholders to hold or exercise voting rights.

Shareholders’ Meetings

General meetings of shareholders may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem, ‘s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in the Netherlands. The annual general meeting of shareholders must be held within six months of the end of each financial year. Additional extraordinary general meetings of shareholders may also be held, whenever considered appropriate by the management board or the supervisory board and shall be held within three months after our management board has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up share capital, in order to discuss the measures to be taken if so required.

Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party/parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting of shareholders. The court shall disallow the application if it does not appear that the applicants have previously requested our management board and our supervisory board to convene a general meeting and neither our management board nor our supervisory board have taken the necessary steps so that the general meeting could be held within six weeks after the request.

General meetings of shareholders can be convened by a notice, which shall include an agenda stating the items to be discussed as well as other information as required by Dutch law, including for the annual general meeting of shareholders, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the management board and supervisory board, including the filling of any vacancies in such bodies. In addition, the agenda shall include such items as have been included therein by the management board or the supervisory board. The agenda shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the convocation of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the Dutch Corporate Governance Code (the “DCGC”) and our articles of association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the management board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of managing directors or supervisory directors), the management board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the management board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and shall explore the alternatives. At the end of the response time, the management board shall report on this consultation and the exploration of alternatives to the general meeting of shareholders. This shall be supervised by our supervisory board. The response period may be invoked only once for any given general meeting of shareholders and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting of shareholders be convened, as described above.

The general meeting is presided over by the chairman of the supervisory board. If no chairman has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by another supervisory director present at the meeting. If no supervisory director is present, the meeting shall be presided over by our CEO. If no CEO has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by another managing director present at the meeting. If no managing director is present at the meeting, the general meeting shall be presided over by any other person appointed by the general meeting. In each case, the person who should chair the general meeting pursuant to the rules described above may appoint another person to chair the general meeting instead. Managing directors and supervisory directors may always attend a general meeting of shareholders. In these meetings, they have an advisory vote. The chairman of the meeting may decide at his or her discretion to admit other persons to the meeting.

All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote.

Each common share confers the right on the holder to cast one vote at the general meeting of shareholders. Shareholders may vote by proxy. No votes may be cast at a general meeting of shareholders on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depositary receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting of shareholders.

Decisions of the general meeting of shareholders are taken by a simple majority of votes cast, except where Dutch law or our articles of association provide for a qualified majority or unanimity. Shareholders’ rights as described in the Company’s articles of association may only be affected for as far the changed rights still comply with mandatory Dutch law. Furthermore, an amendment to the Company’s articles of association requires a resolution of the general meeting of the shareholders and a notarial deed in giving effect to the amendment.

Dividends and Other Distributions

Dividends

We may only make distributions to our shareholders if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus any reserves required by Dutch law or by our articles of association. Under our articles of association, the management board may decide that all or part of the profits are carried to reserves. After reservation by the management board of any profit, the remaining profit will be at the disposal of the general meeting of shareholders for distribution, subject to restrictions of Dutch law and approval by our supervisory board.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders, but only with the approval of the supervisory board.

Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

We have not adopted a dividend policy with respect to future dividends. Subject the restrictions described above, any dividend policy (if we were to adopt one) will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our management board and supervisory board.

Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations and similar rules.

Squeeze-Out Procedures

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who holds at least 95% of our issued share capital for his own account, alone or together with group companies, may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Dissolution and Liquidation

Under our articles of association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal of the management board approved by our supervisory board. In the event of a dissolution, the liquidation shall be effected by the management board, under supervision of our supervisory board, unless the general meeting decides otherwise. To the extent that any assets remain after payment of all debts, those assets shall be distributed to the holders of common shares.